UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month

January 2005

Commission File Number

0-26636

ASIA PACIFIC RESOURCES LTD.

Suite 405 – 555 Sixth Street, New Westminster, B.C. V3L 5H1

(Address of principal executive office)

(indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.

Form 20-F    X     Form 40 F

Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes        No   X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

DOCUMENTS FILED:

Press Release January 11, 2005

DESCRIPTION:

Asia Pacific Resources Announcement - renewed agreement with Pacific Alliance Group

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                      ASIA PACIFIC RESOURCES LTD.

                                        (Registrant)

Date  January 11, 2005

By                                        “Doris Meyer”

                                        (Signature)

Doris Meyer, Assistant Corporate Secretary

Asia Pacific Resources Ltd.

For Immediate release

Asia Pacific Resources Announcement

(Toronto, January 11th, 2005)   Asia Pacific Resources Ltd. announces that it has renewed its agreement with Pacific Alliance Group (PAG), specialist advisors retained by the Company on a success fee basis to assist the Company to secure an Udon South Mining Lease. PAG assisted the Company to secure its rights over Udon North under the Concession Agreement.

The new agreement includes a series of milestone events leading up to the public consultation process, after which the Minister of Primary Industry and Mines is expected to make a decision on the Company’s Udon South Mining Lease Application. The agreement calls for Asia Pacific to make a progress payment upon successful completion of the milestone events, with the balance of the success fee payable on upon receipt of a commercially acceptable Mining Lease.

In discussions with government officials it is clear that senior staff, from all departments, are rightly focusing all their efforts on providing support to the families of victims of the Tsunami disaster and to rebuilding the lives and businesses of those most in need. There is, therefore, an understandable slowdown in the work required to progress the Mining License Application for Udon South.

John Bovard, CEO of Asia Pacific Resources said “I am relieved that our staff and their families are safe. Although the Udon Thani site is hundreds of miles from the disaster region the Company is aware of families from the mine site area that have lost family members and our thoughts go out to them and to all the victims of this great tragedy. The Company is working with local authorities and private enterprise groups such as the Federation of Thai Industries in Udon Thani and the Chamber of Commerce to identify needs, support local fund raising activities and facilitate the distribution of aid. The Company would seek to match funds raised for local use up to Baht 500,000.”

Asia Pacific Resources also confirmed that it continues in discussions with third parties regarding offtake agreements as well as possible equity investments in the Company. No agreements have been reached, and there can be no assurance that these discussions will lead to any agreements or investments.

Asia Pacific Resources shares are traded on the TSX as well as the Frankfurt and Stuttgart Stock Exchanges, under the symbol APQ, and on the OTCBB under the Symbol APQCF.

The information provided in this news release may contain forward looking statements within the meaning of the Safe Harbor provisions of the US Private Securities Litigation Reform Act of 1995. These statements are based on Asia Pacific Resources' current expectations and beliefs and are subject to a number of risks and uncertainties that can cause actual results to differ materially from those described in forward looking statements.

For Further information, contact:

The Sherbourne Group
Forbes West
(416) 203-2200 or 1-888-655-5532
forbes@sherbournegroup.ca
www.apq-potash.com